EXHIBIT 99.1

NEWS RELEASE
INTERCEPT ENERGY SERVICES INC.
RECEIVES REVOCATION ORDER

May 23, 2014 - VANCOUVER, BRITISH COLUMBIA--- INTERCEPT ENERGY SERVICES INC. ("Intercept" or the "Company") - TSX Venture: IES  -OTC:BB – IESCF - announces that on May 16, 2014 the British Columbia Securities Commission ("BCSC") issued a full revocation order with respect to the cease trade order dated May 8, 2014 issued by the BCSC. The revocation order was issued following the Company's completion and filing of audited annual financial statements for the year ended December 31, 2013  and the related management's discussion and analysis and certification of the foregoing filings as required by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

On May 23, 2014 the TSX Venture issued a bulletin stating that effective May 26, 2014 trading in the securities of the Company would resume.

The delay in filing the continuous disclosure documents reference above were caused due to some relatively complex accounting treatment of contracts that the Company has in place and to ensure those contracts are properly recorded and appropriately disclosed. This exercise took more time than anticipated resulting in the delay in issuing audited financial statements for the year ended December 31, 2013.

INTERCEPT ENERGY SERVICES INC. (http://interceptenergy.ca)

Intercept Energy Services Inc. is an oilfield service company primarily focused on servicing oil and gas companies, including their fracking operations.  The Company operates a growing number of proprietary, highly efficient and economical water heating units in Western Canada and North Dakota making our technology the safest and most environmentally friendly heating units available.

For More information please contact

RANDY HAYWARD, PRESIDENT	or	BUCHALTER CONSULTING
Phone: 250-247-8689 or 604-687-8855		Toll free 1 866 631 6537
rhayward@interceptenergy.ca		stan.buchalter@buchalterconsulting.ca

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release.

Suite 600-666 Burrard Street Vancouver BC V6C 3P6
Phone: 604-687-8855